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         FORM 4
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Check this box if no longer
subject to Section 16.  Form 4 or
Form 5 obligations may continue.
See Instruction 1(b).

(Print or Type Responses)

                                            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
                          Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


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 1.Name and Address of Reporting Person* 2.Issuer Name and Ticker or Trading Symbol 6.Relationship of Reporting Person(s) to Issuer
                                                                                               (Check all applicable)
   Seneff, Jr.  James     M.               CNL American Properties Fund, Inc.          X Director            X 10% Owner
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  (Last)       (First) (Middle)          3.IRS Identification  4.Statement for          Officer (give title   Other(specify below)
                                                                                                   below)
                                           Number of Reporting   Month/Day/Year
                                           Person, if an entity
                                           (voluntary)            01/27/2003                  Co-Chief Executive Officer

  450 South Orange Avenue                                      5.If Amendment,
---------------------------------------                          Date of Original   7.Individual or Joint/Group Filing
         (Street)                                               (Month/Day/Year)      (Check Applicable Line)

                                                                                      X Form filed by One Reporting Person

                                                                                        Form filed by More than One Reporting Person

Orlando    Florida   32801
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(City)    (State)    (Zip)
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                           Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.Title of Security  2.Transaction  2A.Deemed        3.Transaction  4.Securities Acquired(A) 5.Amount of   6.Ownership   7.Nature of
  (Instr. 3)           Date            Execution       Code(Instr.8)  or Disposed of (D)       Securities    Form:Direct   Indirect
                                       (Mo/Day/Year)                 (Instr. 3, 4 and 5)       Benefici-     (D) or        Benefi-
                                                                                               ally          Indirect      cial
                                                                                               Owned         (I)           Owner-
                                                                                               Following     (Instr.4)     ship
                                                                                               Reported                    (Instr.4)
                                                                                               Transaction(s)
                                                                                               (Instr.3 & 4)
                                                     ----------------------------------------
                                                     Code   V    Amount   (A)or(D)     Price
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Common Stock            01/27/2003                    P          22,935     (A)       $17.13   4,758,132        I            (5)
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Common Stock              N/A                                                                      2,750        I            (1)
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Common Stock              N/A                                                                    680,891        D            (2)
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Common Stock              N/A                                                                     18,438        I            (3)
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Common Stock              N/A                                                                      8,381        I            (4)
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                                                                                                                             (Over)

                                Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                           (e.g., puts, calls, warrants, options, convertible securities)

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1.Title 2.Conversion  3.Transaction  3A.Deemed  4.Trans-  5.Number  6.Date    7.Title and  8.Price   9.Number   10.Owner-  11.Nature
  of      or Exercise   Date            Execu-    action    of        Exercis-  Amount of    of        of          ship       of
  Deriv-  Price of      (M/D/Y)         ion       Code      Deriv-    able &    Underlying   Deriv-    Deriv-      Form       In-
  ative   Derivative                    Date If   (Instr.8) ative     Expir-    Securities   ative     ative       of         direct
  Secur-  Security                      Any                 Secur-    ation    (Instr.3&4)   Secur-    Secur-      Deriv-     Bene-
  ity                                   (M/D/Y)             ities     Date                   ity       ities       ative      ficial
 (Inst.3)                                                   Acq.(A)   (M/D/Y)               (Instr.5)  Bene-       Secur-     Owner-
                                                            or Dis-                                    fici-       ities      ship
                                                            posed of                                   ally        Bene-     (Instr.
                                                            (D)                                        Owned       fici-      4)
                                                            (Instr.3,                                  Following   ally
                                                             4 & 5)                                    Reported    Owned
                                                                                                       Trans-      at End
                                                                                                       action(s)   of Mo.
                                                                                                       (Instr.4)  (Instr.4)
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                                                  Code V    (A) (D)  Date     Exp. Title Amt.
                                                                     Exercis- Date       of
                                                                     able                No.
                                                                                         of
                                                                                         Shares
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Explanation of Responses:

(1)   James M. Seneff, Jr. owns 49.5% of J&R Investments, Inc., which is the General Partner of J&R Investments of Orlando, Ltd.
      J&R Investments of Orlando, Ltd. directly purchased these 2,750 shares of common stock.  The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest.
(2)   The shares of common stock held directly by the reporting person were acquired as consideration upon issuer's acquisition of a corporation in which the reporting person was a stockholder.
(3)   Shares are held indirectly by the James M. Seneff, Jr. Irrevocable Trust #1.  The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(4)   Shares are held indirectly by the James M. Seneff, Jr. Irrevocable Trust #2.  The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(5)   The reported acquisition reflects shares purchased by CNL Financial Group, Inc. in connection with the settlement of certain litigation arising from a recent tender offer. Pursuant to the terms of the settlement, the parties agreed to make the purchase effective as of January 1, 2003.  The shares are held indirectly through CNL Financial Group, Inc., a Florida corporation and a wholly owned subsidiary of CNL Holdings, Inc. a Florida corporation.  Mr. Seneff and his wife own 100% of the stock of CNL Holdings, Inc."



                                                                 /s/ JAMES M. SENEFF, JR.                       January 28, 2003
                                                                 ------------------------------------------    --------------------
                                                                 **Signature of Reporting Person                     Date


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**   Intentional misstatements or omissions of facts constitute Federal Crime Violations.  See 18 U.S.C. 1001 and
     15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

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